FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	FORM 6-K dated December 26, 2019

2.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 25, 2019

Item 1

December 26, 2019

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of Company's Report on Form 6-K dated December 26, 2019 with respect to the Semi Annual Report filed with Kanto Local Bureau, Japan on December 25, 2019.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

Prashant Mistry

Chief Manager

Encl : as above

Item 2

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report
Filed with:	Director of Kanto Local Finance Bureau
Date of Filing:	December 25, 2019
For Six-month Period:	From April 1, 2019 through September 30, 2019
Corporate Name:	ICICI Bank Limited
Name and Title of Representative:	Pramod Rao
Group General Counsel
Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India
Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:
Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1039
Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law
Kei Takada, Attorney-at-Law
Yasuhiro Nakauchi, Attorney-at-Law
Place to Contact with:	Anderson Mori & Tomotsune
Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1530
Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on a standalone basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on a standalone basis.

2.	In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at November 25, 2019 as quoted by MUFG Bank, Ltd. in Tokyo (US$ 1 = ¥ 108.81), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.68 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at November 25, 2019.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2020" refers to the year beginning on April 1, 2019 and ending at March 31, 2020.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION		1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1
II.	OUTLINE OF COMPANY		6
	1.	Trends in Major Business Indices, etc.	6
	2.	Nature of Business	12
	3.	State of Affiliated Companies	12
	4.	State of Employees	12
III.	STATEMENT OF BUSINESS		12
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	12
	2.	Risks in Business, etc.	12
	3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows	12
	4.	Material Contracts Relating to Management, etc.	28
	5.	Research and Development Activities	29
IV.	STATEMENT OF FACILITIES		30
	1.	State of Major Facilities	30
	2.	Plan for Installation, Retirement, etc. of Facilities	30
V.	STATEMENT OF FILING COMPANY		31
	1.	State of Shares, etc.	31
		(1) Total Number of Shares, etc.	31
		(i) Total Number of Shares	31
		(ii) Issued Shares	31
		(2) State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	31
		(3) Total Number of Issued Shares and Capital Stock	32
		(4) Major Shareholders	33
	2.	Statement of Directors and Officers	36
VI.	FINANCIAL CONDITION		48
	1.	Interim Financial Statements	48
	2.	Other Information	51
		(1) Legal and Regulatory Proceedings	51
		(2) Subsequent Events	56
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	56
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	60
VII.	TRENDS IN FOREIGN EXCHANGE RATES		66
VIII.	REFERENCE INFORMATION OF FILING COMPANY		67
PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.		68
I.	INFORMATION ON GUARANTY COMPANY		68
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		68
III.	INFORMATION ON BUSINESS INDICES, ETC.		68

 - i -

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 27, 2019 for fiscal 2019, except for the following sections. All changes from the description appearing in the ASR are underlined in the sections below.

1.	Summary of Corporate Systems, etc.

(1)	Corporate System of Country or State, etc. in which Filing Company has been Organized

(d)	Shareholders

(i)	Annual General Meeting - A company must convene its annual general meeting within 15 months of such previous meeting or within six months of the end of the previous fiscal year, whichever is earlier by service of notice to its shareholders. The notice must specify the statement of business to be transacted and be accompanied by the annual accounts of the company, the directors' report, auditors' report; together with an explanatory statement listing the details of interested parties to the proposed resolution/s. This notice can be served through electronic means as well, in which case the company must maintain a record of the communication.

The following matters constitute ordinary business at an annual general meeting:

•	consideration of financial statements, directors' report and the auditors' report;

•	declaration of any dividend;

•	appointment of directors in place of those retiring; and

•	appointment and fixing of remuneration of the auditors.

(ii)	Extraordinary General Meeting - The Board may call an extraordinary general meeting for transacting urgent business by serving a notice of not less than clear 21 days to the members. The notice period for extraordinary general meeting can be reduced with the consent of not less than 95% of members entitled to vote at such general meeting.

(iii)	A Member who is entitled to attend and vote at a general meeting may appoint a proxy to represent himself. Such proxy however, is not entitled to speak at a meeting and can vote only on a poll.

(iv)	The Companies Act, 2013 provides for a quorum of 30 members personally present (not by proxy) for a public company meeting which has total number of members more than 5,000 as on the date of the meeting. The quorum can be increased by the Articles.

(v)	Resolutions passed by shareholders may be an ordinary resolution where the votes cast in favour of the resolution exceed the votes cast against the resolution by the shareholders. However, some matters are required by the Companies Act, 2013 to be passed by a special resolution, where the votes cast in favour are not less than three times the number of votes cast against the resolution.

(vi)	Voting for companies having their equity shares listed on the stock exchange will be through electronic voting or ballot or polling paper. The voting rights of each member are in proportion to the share of the paid-up capital of the company held by such member on a cutoff date to be decided by the Company. Companies can also have resolutions put to vote by postal ballot subject to compliance with the provisions of the Companies Act, 2013.

Additionally, the Reserve Bank of India has powers, conferred by the Banking Regulation Act, to put a ceiling on voting rights in a banking company for a single shareholder. Further, the Companies Act, 2013 specifically exempts banks from the applicability of class action suits by its shareholders.

(j)	Disclosure of Ownership Interest

Under the Companies (Management and Administration) Rules, 2014 read with the Companies Act, 2013, the registered members of the company and the 'beneficial owner' of shares in the company must disclose details of the beneficial ownership in the shares in a prescribed manner and within a prescribed time period. In the event of any change in the beneficial ownership of shares of the company, both the registered owner and beneficial owner of the shares must declare the details of such change to the company within 30 days of such change. The beneficial owner cannot by himself or through another person claim any right in respect of a share if a declaration is not made by him. The Companies (Significant Beneficial Owners) Rules, 2018 set out additional requirements in relation to significant beneficial owners. As per the recent Companies (Amendment) Act, 2019, every company is required to take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require him to comply with the provisions of the Act.

Takeover Code and Listing Regulations

(i)	Takeover Code:

ICICI Bank is a listed company in India. The Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) will apply to the Bank and to any person acquiring shares or voting rights in the Bank. The Takeover Code has two primary features - the process and the disclosure requirements for the parties.

(1) Process: For the acquisition of 25% or more of the outstanding shares or voting rights of a publicly-listed Indian company (the “Target Company”), the acquirer (a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in, or control over a Target Company, either by himself or together with any person acting in concert) (the “Acquirer”) is required to make a public announcement offering to purchase at least a further 26% of all the outstanding equity shares of the company at a minimum offer price determined under the Takeover Code.

Further, no Acquirer having voting rights in the Target Company entitling him to exercise 25% or more of the voting rights in the Target Company but less than the maximum permissible non-public shareholding shall acquire within any financial year additional shares or voting rights in such Target Company entitling him to exercise more than 5% of the voting rights, unless the Acquirer makes a public announcement of an open offer for acquiring shares of such Target Company.

(2) Disclosure: Certain disclosures are required to be made to the Stock Exchanges and the Target Company by the Acquirer. All disclosures to the ‘Stock Exchanges’ are to such stock exchanges where the shares of the Target Company are listed; and those to the Target Company are at its registered office. Upon receipt of disclosures, the Stock Exchange(s) must forthwith disseminate the information. The disclosures must be made by all the participants in a takeover including the Target Company, the promoter of the Target Company, the Acquirer and persons acting in concert with the Acquirer.

The promoter of the Target Company must disclose the aggregate shareholding, voting rights and details of shares encumbered by the promoter and details of any invocation of such encumbrance or release of such encumbrance of shares within seven working days from the creation or invocation or release of encumbrance, as the case may be. Additionally, as per the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) (Second Amendment) Regulations, 2019, the promoter of a target company is required to declare on a yearly basis that he, along with persons acting in concert, has not made any encumbrance, directly or indirectly, other than those already disclosed during the financial year. The Acquirer must disclose every acquisition made by it or persons acting in concert with him of any shares of the Target Company within two working days of the receipt of intimation of allotment of shares or acquisition.

A person when he, together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25% or more of the shares or voting rights in Target Company, must disclose the aggregate shareholding and voting rights in such Target Company, as of the thirty-first day of March, within seven working days from the end of the financial year.

The Acquirer (when he, together with persons acting in concert with him, acquires shares or voting rights aggregating to 5% or more of the shares or voting rights of such Target Company) must disclose the aggregate shareholding and voting rights in such Target Company within two working days of the receipt of intimation of allotment of shares or the acquisition of shares or voting rights in the Target Company.

Any person, when he, together with persons acting in concert with him, has previously acquired shares or voting rights exceeding 5% of the shares or voting rights in a target company must disclose any change in shareholding or voting rights exceeding 2% of total shareholding or voting rights in the target company from the date of his previous disclosure of shareholding or voting rights, within two working days of his intimation of the relevant change in shareholding or voting rights in the Target Company. Even a reduction in shareholding or voting rights (including one that reduces the shareholding or voting rights below 5%) has to be reported if it exceeds 2% of total shareholding of the Target Company.

Where the public shareholding in the Target Company exceeds the maximum permissible non-public shareholding, the Acquirer shall be required to bring down the non-public shareholding to the level specified and within the time permitted under Securities Contract (Regulation) Rules, 1957 or may get such shares delisted or make an offer for delisting only upon expiration of 12 months from date of completion of offer period and in accordance with the Securities Exchange Board of India (Delisting of equity shares) Regulations, 2009.

Effective from October 1, 2019, as per circular issued by the Securities and Exchange Board of India on disclosure of reasons for encumbrance by promoter of listed companies, promoters of listed companies are required to specifically disclose detailed reasons for encumbrance, whenever the combined encumbrance by the promoters along with persons acting in concert equals or exceeds 50% of their shareholding in the company or 20% of the total share capital of the company. Such disclosures are required to be made on every occasion, when the extant encumbrance (having already breached the above thresholds) increases further from the prevailing level. These are in addition to the disclosures to be made by promoters under Regulation 31(1) of the Takeover Regulations.

(ii)	Listing Regulations:

The Securities and Exchange Board of India (SEBI) notified the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) effective December 1, 2015. The provisions of the listing agreements which were existing for equity, debt and other securities have now been consolidated into the Listing Regulations.

The Bank is listed on the ‘National Stock Exchange’ and the ‘Bombay Stock Exchange’, and has entered into listing agreements with these exchanges pursuant to the commencement of the listing regulations. The listing regulations provide for disclosure of shareholding pattern and certain material events or information respectively to the stock exchanges.

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. Our ADSs currently represent ten equity shares each. The equity shares underlying the ADSs are listed on the BSE and the NSE. The Bank, the Depositary and the holders of ADSs have entered into a Deposit Agreement and are bound by its terms. The Bank must also report the ‘Total Foreign Shareholding’ which is the sum of all foreign entities (whether exercising control or not), and includes ADSs.

Voting Rights of Deposited Equity Shares Represented by ADSs

ADS holders will have no voting rights with respect to the deposited equity shares. The depositary will exercise voting rights in respect of the deposited equity shares as directed by our Board of Directors. However, to the best of ICICI Bank’s belief and knowledge, the Reserve Bank of India has stipulated a ceiling on voting rights for a single shareholder in ICICI Bank, to the effect that no shareholder can, irrespective of any shares held by him, exercise more than 15.0% of the total voting power in ICICI Bank. As a result, the depositary, which owned approximately 22.3% of our equity shares as of September 30, 2019 can vote only for 15.0% of our equity shares. In addition, under the terms of our deposit agreement, the depository must vote these shares as directed by our Board of Directors. The depositary will not, under any circumstances, be obliged to exercise any discretion in relation to the exercise or non-exercise of voting rights. Equity shares can be withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee. Such person being a member of the company can vote on the underlying shares against the depository receipts. However, ADS holders may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the underlying equity shares and vote at such meetings.

Notwithstanding the foregoing, if a person resident outside India were to withdraw their equity shares from the depositary facility, their investment in the equity shares would be subject to the general restrictions on foreign ownership noted under "- 2. Foreign Exchange Control System - (2) Restriction on Foreign Ownership of Indian Securities".

The obligations of the depositary are set out in a deposit agreement among Deutsche Bank Trust Company Americas, the ADS holders, and the Bank. The deposit agreement and the ADSs are governed by the laws of New York.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, standalone and consolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Standalone financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2017	March 31, 2019	March 31, 2019	March 31, 2018
		(Unaudited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 36,545.36	JPY 61,396.20	Rs. 29,827.99	Rs. 27,036.18	Rs. 63,401.19	JPY 106,514.00	Rs. 54,965.89
	a) Interest/discount on advances/bills	27,920.42	46,906.31	22,493.55	19,937.57	47,942.62	80,543.60	40,866.21
	b) Income on investments	7,371.33	12,383.83	6,222.07	5,706.04	12,796.88	21,498.76	11,568.17
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	283.70	476.62	374.02	343.32	736.09	1,236.63	663.37
	d) Others	969.91	1,629.45	738.35	1,049.25	1,925.60	3,235.01	1,868.14
2.	Other income (refer note no. 4)	7,619.66	12,801.03	7,008.30	8,574.15	14,512.17	24,380.45	17,419.63
3.	TOTAL INCOME (1)+(2)	44,165.02	74,197.23	36,836.29	35,610.33	77,913.36	130,894.44	72,385.52
4.	Interest expended	20,750.50	34,860.84	17,308.51	15,737.27	36,386.40	61,129.15	31,940.05
5.	Operating expenses (e)+(f)	10,251.96	17,223.29	8,469.69	7,703.25	18,089.06	30,389.62	15,703.94
	e) Employee cost	4,094.62	6,878.96	3,175.25	3,025.22	6,808.24	11,437.84	5,913.95
	f) Other operating expenses	6,157.34	10,344.33	5,294.44	4,678.03	11,280.82	18,951.78	9,789.99
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	31,002.46	52,084.13	25,778.20	23,440.52	54,475.46	91,518.77	47,643.99
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	13,162.56	22,113.10	11,058.09	12,169.81	23,437.90	39,375.67	24,741.53
8.	Provisions (other than tax) and contingencies	6,002.60	10,084.37	9,965.58	7,111.67	19,661.14	33,030.72	17,306.98
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	7,159.96	12,028.73	1,092.51	5,058.14	3,776.76	6,344.96	7,434.55
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	7,159.96	12,028.73	1,092.51	5,058.14	3,776.76	6,344.96	7,434.55
12.	Tax expense (g)+(h)	4,596.97	7,722.91	303.18	950.95	413.46	694.61	657.13
	g) Current period tax	1,426.67	2,396.81	282.39	2,444.20	3,360.60	5,645.81	2,661.85
	h) Deferred tax adjustment (refer note no. 5)	3,170.30	5,326.10	20.79	(1,493.25)	(2,947.14)	(4,951.20)	(2,004.72)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	2,562.99	4,305.82	789.33	4,107.19	3,363.30	5,650.34	6,777.42
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	2,562.99	4,305.82	789.33	4,107.19	3,363.30	5,650.34	6,777.42
16.	Paid-up equity share capital (face value Rs. 2 each)	1,292.15	2,170.81	1,287.24	1,283.58	1,289.46	2,166.29	1,285.81
17.	Reserves excluding revaluation reserves	106,269.32	178,532.46	101,079.76	98,456.52	104,029.40	174,769.39	100,864.37
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.30%	..	0.20%	0.14%	0.25%	..	0.17%
	ii) Capital adequacy ratio (Basel III)	16.14%	..	17.84%	17.56%	16.89%	..	18.42%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	3.97	6.67	1.23	6.41	5.23	8.79	10.56
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	3.91	6.57	1.22	6.34	5.17	8.69	10.46
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	45,638.79	76,673.17	54,488.96	44,488.54	46,291.63	77,769.94	54,062.51
	ii) Net non-performing customer assets	10,916.40	18,339.55	22,085.68	24,129.78	13,577.43	22,810.08	27,886.27
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	6.37%	..	8.54%	7.87%	6.70%	..	8.84%
	iv) % of net non-performing customer assets to net customer assets	1.60%	..	3.65%	4.43%	2.06%	..	4.77%
20.	Return on assets (annualized)	0.54%	..	0.19%	1.08%	0.39%	..	0.87%

___________________________

1.	At September 30, 2019, the percentage of gross non-performing advances (net of write-off) to gross advances was 6.90% (March 31, 2019: 7.38%, September 30, 2018: 9.30%) and net non-performing advances to net advances was 1.74% (March 31, 2019: 2.29%, September 30, 2018: 4.05%).

Consolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2017	March 31, 2019	March 31, 2019	March 31, 2018
		(Unaudited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 34,958.59	JPY 58,730.43	Rs. 28,152.38	Rs. 24,481.59	Rs. 59,172.33	JPY 99,409.51	Rs. 50,262.54
b	Wholesale Banking	19,577.97	32,890.99	15,958.21	14,800.29	34,168.50	57,403.08	30,094.03
c	Treasury	30,301.51	50,906.54	25,852.33	25,351.08	54,102.18	90,891.66	51,589.55
d	Other Banking	2,179.63	3,661.78	1,558.31	1,625.46	3,742.51	6,287.42	3,113.47
e	Life Insurance	17,638.38	29,632.48	16,182.38	14,181.83	36,698.77	61,653.93	32,523.53
f	General Insurance	6,117.34	10,277.13	5,536.94	4,721.77	11,152.68	18,736.50	9,524.47
g	Others	3,384.60	5,686.13	2,880.26	2,896.03	6,099.57	10,247.28	5,924.97
	Total segment revenue	114,158.02	191,785.47	96,120.81	88,058.05	205,136.54	344,629.39	183,032.56
	Less: Inter segment revenue	42,864.35	72,012.11	35,031.87	31,349.94	73,830.04	124,034.47	64,063.46
	Income from operations	71,293.67	119,773.37	61,088.94	56,708.11	131,306.50	220,594.92	118,969.10
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,536.59	7,621.47	4,166.84	3,241.76	8,223.12	13,814.84	7,141.42
b	Wholesale Banking	8.31	13.96	(5,360.57)	(3,072.90)	(10,242.34)	(17,207.13)	(8,281.30)
c	Treasury	2,265.40	3,805.87	2,313.97	4,239.18	5,340.10	8,971.37	7,745.14
d	Other Banking	779.01	1,308.74	188.48	561.18	591.63	993.94	570.54
e	Life Insurance	593.25	996.66	586.67	877.07	1,162.40	1,952.83	1,719.13
f	General Insurance	936.33	1,573.03	892.25	586.71	1,598.42	2,685.35	1,196.23
g	Others	1,256.17	2,110.37	758.53	1,060.60	2,014.27	3,383.97	2,104.08
	Total segment results	10,375.06	17,430.10	3,546.17	7,493.60	8,687.60	14,595.17	12,195.24
	Less: Inter segment adjustment	529.20	889.06	698.00	548.17	1,279.34	2,149.29	1,216.78
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	9,845.86	16,541.04	2,848.17	6,945.43	7,408.26	12,445.88	10,978.46
3.	Segment assets
a	Retail Banking	330,218.45	554,767.00	274,629.71	232,051.14	307,155.83	516,021.79	258,638.54
b	Wholesale Banking	291,424.14	489,592.56	279,605.28	263,992.12	288,495.45	484,627.36	265,771.22
c	Treasury	341,571.54	573,840.19	292,632.68	269,245.26	333,104.97	559,616.35	330,424.21
d	Other Banking	79,073.85	132,844.07	77,732.27	67,785.60	76,525.15	128,562.25	68,080.51
e	Life Insurance	167,756.97	281,831.71	148,213.83	132,495.70	162,699.92	273,335.87	141,512.91
f	General Insurance	34,886.08	58,608.61	30,594.96	26,366.39	32,950.45	55,356.76	29,463.26
g	Others	38,880.83	65,319.79	31,404.68	31,405.09	31,490.95	52,904.80	31,382.41
h	Unallocated	18,022.01	30,276.98	15,665.61	11,939.35	21,124.56	35,489.26	14,483.81
	Total	1,301,833.87	2,187,080.90	1,150,479.02	1,035,280.65	1,253,547.28	2,105,959.43	1,139,756.87
	Less: Inter segment adjustment	13,644.15	22,922.17	13,536.74	14,412.46	14,753.39	24,785.70	15,475.83
	Total segment assets	1,288,189.72	2,164,158.73	1,136,942.28	1,020,868.19	1,238,793.89	2,081,173.74	1,124,281.04
4.	Segment liabilities
a	Retail Banking	523,595.45	879,640.36	440,803.87	377,917.45	488,976.00	821,479.68	413,502.37
b	Wholesale Banking	198,247.93	333,056.52	140,666.06	145,955.81	187,478.42	314,963.75	167,268.24
c	Treasury	173,257.09	291,071.91	201,306.65	175,102.57	189,732.88	318,751.24	206,764.86
d	Other Banking	65,367.14	109,816.80	62,622.12	53,366.65	62,755.05	105,428.48	55,169.92
e	Life Insurance	160,602.20	269,811.70	141,554.13	125,803.52	155,884.72	261,886.33	134,838.61
f	General Insurance	29,512.46	49,580.93	25,546.32	21,786.58	27,742.96	46,608.17	24,465.60
g	Others	33,975.01	57,078.02	27,000.80	27,243.85	26,723.84	44,896.05	27,117.57
h	Unallocated	..	..	..	..	..	..	..
	Total	1,184,557.28	1,990,056.23	1,039,499.95	927,176.43	1,139,293.87	1,914,013.70	1,029,127.17
	Less: Inter segment adjustment	13,644.15	22,922.17	13,536.74	14,412.46	14,753.39	24,785.70	15,475.83
	Total segment liabilities	1,170,913.13	1,967,134.06	1,025,963.21	912,763.97	1,124,540.48	1,889,228.01	1,013,651.34
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(193,377.00)	(324,873.36)	(166,174.16)	(145,866.31)	(181,820.17)	(305,457.89)	(154,863.83)
b	Wholesale Banking	93,176.21	156,536.03	138,939.22	118,036.31	101,017.03	169,708.61	98,502.98
c	Treasury	168,314.45	282,768.28	91,326.03	94,142.69	143,372.09	240,865.11	123,659.35
d	Other Banking	13,706.71	23,027.27	15,110.15	14,418.95	13,770.10	23,133.77	12,910.59
e	Life Insurance	7,154.77	12,020.01	6,659.70	6,692.18	6,815.20	11,449.54	6,674.30
f	General Insurance	5,373.62	9,027.68	5,048.64	4,579.81	5,207.49	8,748.58	4,997.66
g	Others	4,905.82	8,241.78	4,403.88	4,161.24	4,767.11	8,008.74	4,264.84
h	Unallocated	18,022.01	30,276.98	15,665.61	11,939.35	21,124.56	35,489.26	14,483.81
	Total capital employed	Rs. 117,276.59	JPY 197,024.67	Rs. 110,979.07	Rs. 108,104.22	Rs. 114,253.41	JPY 191,945.73	Rs. 110,629.70

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2019. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for the six months ended September 30, 2019.

2.	The financial statements have been prepared in accordance with Accounting Standard 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.

3.	In accordance with the Reserve Bank of India’s guidelines on 'Basel III Capital Regulations', read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2019, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

4.	The Bank did not divest any stake in its subsidiaries during the six months ended September 30, 2019. During the six months ended September 30, 2018 and the year ended March 31, 2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of Rs. 1,109.59 crore in standalone financial results and Rs. 1,005.93 crore in consolidated financial results for the six months ended September 30, 2018 and the year ended March 31, 2019.

5.	The Bank and certain group companies have decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from the year ending March 31, 2020. Accordingly, the Bank and certain group companies have recognized the provision for income tax for the six months ended September 30, 2019 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of Rs. 2,919.75 crore in standalone financial results and Rs. 2,970.08 crore (net of minority interest) in consolidated financial results in the six months ended September 30, 2019.

6.	During the three months ended June 30, 2019, the Bank has allotted 7,078,660 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.

9.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

4.	State of Employees

At September 30, 2019, we had 99,893 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on our unaudited standalone financial results for the six months ended September 30, 2019.

Our core operating profit increased by 22.4% from Rs. 103.27 billion in the six months ended September 30, 2018 to Rs. 126.43 billion in the six months ended September 30, 2019 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in non-interest expense.

Net interest income increased by 26.2% from Rs. 125.19 billion in the six months ended September 30, 2018 to Rs. 157.94 billion in the six months ended September 30, 2019, reflecting an increase of 13.7% in the average volume of interest-earning assets and increase in net interest margin by 37 basis points.

Fee income increased by 13.4% from Rs. 57.49 billion in the six months ended September 30, 2018 to Rs. 65.17 billion in the six months ended September 30, 2019.

Non-interest expense increased by 21.0% from Rs. 84.70 billion in the six months ended September 30, 2018 to Rs. 102.52 billion in the six months ended September 30, 2019 primarily due to an increase in employee expenses.

Income from treasury-related activities decreased by 28.9% from Rs. 7.30 billion in the six months ended September 30, 2018 to Rs. 5.20 billion in the six months ended September 30, 2019. Gain on government securities and other fixed income portfolio was Rs. 6.50 billion in the six months ended September 30, 2019 as compared to a loss of Rs. 5.60 billion in the six months ended September 30, 2018. In the six months ended September 30, 2018, we made a gain (net of issue expenses) of Rs. 11.10 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through an offer for sale.

Provisions and contingencies (excluding provisions for tax) decreased by 39.8% from Rs. 99.66 billion in the six months ended September 30, 2018 to Rs. 60.03 billion in the six months ended September 30, 2019 primarily due to a decrease in provision for advances. Provision for advances decreased from Rs. 88.66 billion in the six months ended September 30, 2018 to Rs. 49.90 billion in the six months ended September 30, 2019. Provision for advances reduced in the six months ended September 30, 2019 reflecting lower additions to non-performing assets in fiscal 2019 and in the six months ended September 30, 2019 compared to previous years. The net non-performing asset ratio decreased from 3.65% at September 30, 2018 to 1.60% at September 30, 2019. The provision coverage ratio increased from 58.9% at September 30, 2018 to 76.1% at September 30, 2019.

The income tax expense increased from Rs. 3.03 billion in the six months ended September 30, 2018 to Rs. 45.97 billion in the six months ended September 30, 2019. The effective tax rate increased from 27.8% in the six months ended September 30, 2018 to 64.2% in the six months ended September 30, 2019. The income-tax expense in the six months ended September 30, 2019 includes the impact of re-measurement of accumulated deferred tax asset which resulted in a one-time additional charge of Rs. 29.20 billion.

Profit after tax decreased by 27.9% from Rs. 9.09 billion in the six months ended September 30, 2018 to Rs. 6.55 billion in the six months ended September 30, 2019 primarily due to an increase in tax expense and operating expenditure, offset, in part, by a decrease in provisions and contingencies and an increase in net interest income and fee income.

Total assets increased by 14.0% from Rs. 8,743.40 billion at September 30, 2018 to Rs. 9,970.11 billion at September 30, 2019. Total advances increased by 12.6% from Rs. 5,444.87 billion at September 30, 2018 to Rs. 6,133.59 billion at September 30, 2019. Domestic advances increased by 16.4% from Rs. 4,754.37 billion at September 30, 2018 to Rs. 5,533.24 billion at September 30, 2019. Total deposits increased by 24.6% from Rs. 5,586.69 billion at September 30, 2018 to Rs. 6,962.73 billion at September 30, 2019. Term deposits increased by 34.9% from Rs. 2,751.21 billion at September 30, 2018 to Rs. 3,712.73 billion at September 30, 2019. Savings account deposits increased by 11.1% from Rs. 2,074.76 billion at September 30, 2018 to Rs. 2,305.69 billion at September 30, 2019. Current account deposits increased by 24.1% from Rs. 760.72 billion at September 30, 2018 to Rs. 944.31 billion at September 30, 2019. The current and savings account ratio (current and savings account deposits to total deposits) was 46.7% at September 30, 2019 compared to 50.8% at September 30, 2018.

At September 30, 2019, we had 5,228 branches and extension counters and 15,159 ATMs as compared to 4,867 branches and extension counters and 14,417 ATMs at September 30, 2018.

In accordance with the Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 16.14% at September 30, 2019, with Tier-1 capital adequacy ratio of 14.62% (including retained earnings for the six months ended September 30, 2019) and Common Equity Tier-1 capital adequacy ratio of 13.24% (including retained earnings for the six months ended September 30, 2019) as compared to 17.84% at September 30, 2018, with Tier-1 capital adequacy ratio of 15.38% (without including retained earnings for the six months ended September 30, 2018) and Common Equity Tier-1 capital adequacy ratio of 14.01% (without including retained earnings for the six months ended September 30, 2018).

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2018	2019	2019	2019/2018 % change
(in million, except percentages)
Interest income	Rs. 298,279.9	Rs. 365,453.6	JPY 613,962.0	22.5%
Interest expense	Rs. (173,085.1)	Rs. (207,505.0)	JPY (348,608.4)	19.9%
Net interest income(1)	Rs. 125,194.8	Rs. 157,948.6	JPY 265,353.6	26.2%

___________________________

(1)	Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 26.2% from Rs. 125.19 billion in the six months ended September 30, 2018 to Rs. 157.95 billion in the six months ended September 30, 2019, reflecting an increase of 13.7% in the average volume of interest-earning assets and an increase in net interest margin by 37 basis points.

Net Interest Margin

The yield on average interest-earning assets increased by 63 basis points from 7.77% in the six months ended September 30, 2018 to 8.40% in the six months ended September 30, 2019. The cost of funds increased by 21 basis points from 5.00% in the six months ended September 30, 2018 to 5.21% in the six months ended September 30, 2019. The interest spread increased by 42 basis points from 2.77% in the six months ended September 30, 2018 to 3.19% in the six months ended September 30, 2019. Net interest margin increased by 37 basis points from 3.26% in the six months ended September 30, 2018 to 3.63% in the six months ended September 30, 2019.

The net interest margin of domestic operations increased by 29 basis points from 3.63% in the six months ended September 30, 2018 to 3.92% in the six months ended September 30, 2019 primarily due to an increase in yield on interest-earning assets, offset, in part, by an increase in cost of funds. The yield on domestic interest-earning assets increased by 53 basis points from 8.26% in the six months ended September 30, 2018 to 8.79% in the six months ended September 30, 2019 due to an increase in yield on advances, yield on investments, interest on income tax refund and an increase in proportion of average advances in average interest-earning assets. The cost of domestic funds increased by 15 basis points from 5.22% in the six months ended September 30, 2018 to 5.37% in the six months ended September 30, 2019 primarily due to an increase in cost of deposits, offset, in part, by a decrease in cost of borrowings.

The net interest margin of overseas branches increased by 19 basis points from 0.18% in the six months ended September 30, 2018 to 0.37% in the six months ended September 30, 2019 primarily due to an increase in yield on interest-earning assets, offset, in part, by an increase in cost of funds. The net interest margin of overseas branches was positively impacted by capital infusion of US$ 1.19 billion during fiscal 2019. The yield on net advances increased by 17 basis points from 4.18% in the six months ended September 30, 2018 to 4.35% in the six months ended September 30, 2019 primarily due to higher provisions made on non-performing advances during fiscal 2019. The cost of overseas funds increased by 17 basis points from 3.39% in the six months ended September 30, 2018 to 3.56% in the six months ended September 30, 2019 primarily due to an increase in cost of borrowings.

The yield on average interest-earning assets increased by 63 basis points from 7.77% in the six months ended September 30, 2018 to 8.40% in the six months ended September 30, 2019 primarily due to the following factors:

•	The yield on domestic advances increased by 61 basis points from 9.42% in the six months ended September 30, 2018 to 10.03% in the six months ended September 30, 2019. The yield on overseas advances increased by 17 basis points from 4.18% in the six months ended September 30, 2018 to 4.35% in the six months ended September 30, 2019. The overall yield on average advances increased by 69 basis points from 8.75% in the six months ended September 30, 2018 to 9.44% in the six months ended September 30, 2019 primarily due to an increase in proportion of domestic advances in total advances. The yield on domestic advances increased primarily due to re-pricing of floating rate loans of existing customers at higher rates and incremental lending at higher rates due to an increase in the marginal cost of funds based lending rate. Our 1-year marginal cost of funds based lending rate increased by 50 basis points between April 2018 and December 2018 and decreased by 25 basis points between April 2019 and September 2019.

•	The yield on average interest-earning investments increased by 26 basis points from 6.97% in the six months ended September 30, 2018 to 7.23% in the six months ended September 30, 2019. The yield on statutory liquidity ratio investments increased by 8 basis points from 7.16% in in the six months ended September 30, 2018 to 7.24% in the six months ended September 30, 2019 primarily due to an increase in investment in government securities at higher yield. The yield on non-statutory liquidity ratio investments increased by 78 basis points from 6.39% in the six months ended September 30, 2018 to 7.17% in the six months ended September 30, 2019 primarily due to an increase in yield on pass through certificates, bonds and debentures and mutual funds, offset, in part, by a decrease in yield on commercial papers.

•	The yield on other interest-earning assets increased by 37 basis points from 2.96% in the six months ended September 30, 2018 to 3.33% in the six months ended September 30, 2019 primarily due to an increase in interest on income-tax refund, offset, in part, by a decrease in yield on Rural Infrastructure and Development Fund and related deposits and an increase in average balance with the Reserve Bank of India.

Interest on income tax refund increased from Rs. 0.13 billion in the six months ended September 30, 2018 to Rs. 2.26 billion in the six months ended September 30, 2019. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The yield on Rural Infrastructure and Development Fund and related deposits decreased by 22 basis points from 5.14% in the six months ended September 30, 2018 to 4.92% in the six months ended September 30, 2019.

The cost of funds increased by 21 basis points from 5.00% in the six months ended September 30, 2018 to 5.21% in the six months ended September 30, 2019 primarily due to the following factors:

•	The cost of average deposits increased by 28 basis points from 4.79% in the six months ended September 30, 2018 to 5.07% in the six months ended September 30, 2019 primarily due to an increase in cost of domestic term deposits on account of an increase in retail term deposit rates on select maturities during fiscal 2019 and a decrease in the proportion of average current account and savings account deposits in total deposits. The cost of average domestic term deposits increased by 24 basis points from 6.62% in the six months ended September 30, 2018 to 6.86% in the six months ended September 30, 2019. The average current account and savings account deposits as a percentage of total deposits decreased from 46.6% in the six months ended September 30, 2018 to 42.8% in the six months ended September 30, 2019.

We increased retail term deposits rates on select maturities in phases during fiscal 2019. The peak rate for retail term deposits increased from 6.75% to 7.50% during fiscal 2019. During the six months ended September 30, 2019, the peak rate for retail term deposits decreased from 7.50% to 7.00%.

•	The cost of borrowings increased by 11 basis points from 5.64% in the six months ended September 30, 2018 to 5.75% in the six months ended September 30, 2019 primarily due to an increase in proportion of domestic borrowings in total borrowings, offset, in part, by a decrease in interest expense on funding swaps.

Our yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted by recoveries from non-performing assets, systemic liquidity, the competitive environment and regulatory developments. The timing and quantum of recoveries and interest on income tax refund is uncertain. While we expect continued growth in current account and savings account deposits, the stronger growth in retail term deposits is likely to result in some decline in the proportion of average current account and savings account deposits in total average deposits.

In September 2019, the Reserve Bank of India issued guidelines, requiring banks to link all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to micro and small enterprises to external benchmarks effective from October 1, 2019. The permitted benchmarks include the Reserve Bank of India policy repo rate, Government of India three months and six months treasury bill yield or any other benchmark market interest rate. Further, banks are free to offer such external benchmark linked loans to other types of borrowers as well. The interest rates linked to external benchmarks shall be reset at least once in three months. Linking the interest rates on advances to external benchmark rates while our funding remains primarily on fixed basis, may impact our interest income, yield on advances, net interest income and net interest margin.

Interest-Earning Assets

Average interest-earning assets increased by 13.7% from Rs. 7,657.07 billion in the six months ended September 30, 2018 to Rs. 8,705.95 billion in the six months ended September 30, 2019. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 786.00 billion and average interest-earning investments by Rs. 258.93 billion.

Average advances increased by 15.3% from Rs. 5,126.41 billion in the six months ended September 30, 2018 to Rs. 5,912.41 billion in the six months ended September 30, 2019 due to an increase in domestic advances, offset, in part, by a decrease in overseas advances.

Average interest-earning investments increased by 14.5% from Rs. 1,781.48 billion in the six months ended September 30, 2018 to Rs. 2,040.41 billion in the six months ended September 30, 2019. Average interest-earning statutory liquidity ratio investments increased by 16.2% from Rs. 1,334.92 billion in the six months ended September 30, 2018 to Rs. 1,551.51 billion in the six months ended September 30, 2019 primarily due to increase in government securities. Average interest-earning non-statutory liquidity ratio investments increased from Rs. 446.56 billion in the six months ended September 30, 2018 to Rs. 488.90 billion in the six months ended September 30, 2019.

Average other interest-earning assets increased by 0.5% from Rs. 749.18 billion in the six months ended September 30, 2018 to Rs. 753.13 billion in the six months ended September 30, 2019 primarily due to an increase in balance with the Reserve Bank of India and Rural Infrastructure and Development Fund and related deposits, offset, in part, by a decrease in call money lent.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 15.3% from Rs. 6,911.24 billion in the six months ended September 30, 2018 to Rs. 7,968.88 billion in the six months ended September 30, 2019 due to an increase in average deposits by Rs. 1,124.36 billion and a decrease in average borrowings by Rs. 66.72 billion.

Average deposits increased by 21.5% from Rs. 5,225.75 billion in the six months ended September 30, 2018 to Rs. 6,350.11 billion in the six months ended September 30, 2019 due to an increase in average term deposits by Rs. 841.59 billion and average current account and savings account deposits by Rs. 282.77 billion.

Average borrowings decreased by 4.0% from Rs. 1,685.49 billion in the six months ended September 30, 2018 to Rs. 1,618.77 billion in the six months ended September 30, 2019 primarily due to a decrease in bond borrowings, term money borrowings and borrowings under collateralized lending and borrowing obligations, offset, in part, by an increase in refinance borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
				2019/2018
Particulars	2018	2019	2019	% change
	(in million, except percentages)
Fee income(1)	Rs. 57,489.1	Rs. 65,148.2	JPY 109,449.0	13.3%
Income from treasury-related activities(2)	7,302.0	5,206.9	8,747.6	(28.7)%
Dividend from subsidiaries	4,845.1	5,681.7	9,545.3	17.3%
Other income (including lease income)	446.9	159.8	268.5	(64.2)%
Total non-interest income	Rs. 70,083.0	Rs. 76,196.6	JPY 128,010.3	8.7%

___________________________

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income. The non-interest income increased by 8.7% from Rs. 70.08 billion in the six months ended September 30, 2018 to Rs. 76.20 billion in the six months ended September 30, 2019 primarily due to an increase in fee income.

Fee Income

Fee income primarily includes fees from retail customers such as loan processing fees, transaction banking fees (which includes credit card fees and service charges on retail deposit accounts) and third-party referral fees and fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees.

Fee income increased by 13.3% from Rs. 57.49 billion in the six months ended September 30, 2018 to Rs. 65.15 billion in the six months ended September 30, 2019 primarily due to an increase in fees from credit card business and retail lending linked fees, offset, in part, by a decrease in fee income from third party distribution.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies. Further, it also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives products, including options and swaps.

Income from treasury-related activities decreased from Rs. 7.31 billion in the six months ended September 30, 2018 to Rs. 5.21 billion in the six months ended September 30, 2019. In the six months ended September 30, 2018, we made a gain of Rs. 11.10 billion on sale of 2.0% shareholdings in ICICI Prudential Life Insurance Company Limited through an offer for sale.

Income from our government securities portfolio and other fixed income positions increased from a loss of Rs. 5.60 billion in the six months ended September 30, 2018 to a gain of Rs. 6.50 billion in the six months ended September 30, 2019 primarily due to decrease in government securities yields. The yield on 10-year government securities decreased by 64 basis points in the six months ended September 30, 2019 as compared to an increase of 62 basis points in the six months ended September 30, 2018.

Dividend from Subsidiaries

Dividend from subsidiaries increased by 17.1% from Rs. 4.85 billion in the six months ended September 30, 2018 to Rs. 5.68 billion in the six months ended September 30, 2019. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries:

	Six months ended September 30,
Particulars	2018	2019	2019
	(in million)
ICICI Prudential Life Insurance Company Limited	Rs. 2,505.0	Rs. 1,176.6	JPY 1,976.7
ICICI Securities Limited	995.3	1,454.7	2,443.9
ICICI Lombard General Insurance Company Limited	634.6	888.5	1,492.7
ICICI Prudential Asset Management Company Limited	513.1	1,580.0	2,654.4
ICICI Securities Primary Dealership Limited	156.3	537.8	903.5
ICICI Venture Funds Management Company Limited	40.0	0.0	0.0
ICICI Prudential Trust Limited	0.6	0.0	0.0
ICICI Home Finance Company Limited	-	44.1	74.1
Total dividend	Rs. 4,844.9	Rs. 5,681.7	JPY 9,545.3

Other Income

Other income decreased from Rs. 0.43 billion in the six months ended September 30, 2018 to Rs. 0.16 billion in the six months ended September 30, 2019.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2018	2019	2019	2019/2018 % change
	(in millions, except percentages)
Employee expenses	Rs. 31,752.5	Rs. 40,946.2	JPY 68,789.6	29.0%
Depreciation on assets	3,791.0	4,475.2	7,518.3	18.0
Other administrative expenses	49,153.4	57,098.2	95,925.0	16.2
Total non-interest expenses	Rs. 84,696.9	Rs. 102,519.6	JPY 172,232.9	21.0%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 21.0% from Rs. 84.70 billion in the six months ended September 30, 2018 to Rs. 102.52 billion in the six months ended September 30, 2019.

Employee Expenses

Employee expenses increased by 29.0% from Rs. 31.75 billion in the six months ended September 30, 2018 to Rs. 40.95 billion in the six months ended September 30, 2019 primarily due to annual increments and promotions, an increase in average staff strength, provision for retirement benefit obligations due to movement in discount rates linked to yield on government securities and half yearly dearness allowance for pension obligation and provision for performance bonus and performance-linked retention pay.

Depreciation

Depreciation on fixed assets increased by 18.0% from Rs. 3.79 billion in the six months ended September 30, 2018 to Rs. 4.48 billion in the six months ended September 30, 2019.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 16.2% from Rs. 49.15 billion in the six months ended September 30, 2018 to Rs. 57.10 billion in the six months ended September 30, 2019. The increase in other administrative expenses primarily reflects an increase in retail business volume and opening of new branch networks during the six months ended September 30, 2019. Number of branches increased from 4,867 at September 30, 2018 to 5,228 at September 30, 2019 (at March 31, 2019: 4,874).

We use marketing agents, called direct marketing agents or associates, for sourcing retail loan customers, in addition to our branch network and in-house sales teams. We include commissions paid to these marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan. Direct marketing agency expenses increased from Rs. 7.27 billion in the six months ended September 30, 2018 to Rs. 8.69 billion in the six months ended September 30, 2019 primarily due to higher retail disbursements of mortgage and unsecured retail products.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2018	2019	2019	2019/2018 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. 5,128.5	Rs. 2,270.7	JPY 3,814.8	(55.7)%
Provision for non-performing and other assets	88,661.1	49,898.8	83,830.0	(43.7)
Provision for standard assets	1,627.3	2,089.4	3,510.2	28.4
Others	4,238.9	5,767.1	9,688.7	-
Total provisions and contingencies	Rs. 99,655.8	Rs. 60,026.0	JPY 100,843.7	(39.8)%

Provisions and contingencies (excluding provisions for tax) decreased from Rs. 99.66 billion in the six months ended September 30, 2018 to Rs. 60.03 billion in the six months ended September 30, 2019 primarily due to a decrease in provision for advances.

Provision for advances decreased from Rs. 88.66 billion in the six months ended September 30, 2018 to Rs. 49.90 billion in the six months ended September 30, 2019. Provisions reduced in the six months ended September 30, 2019 reflecting lower additions to non-performing assets in fiscal 2019 and in the six months ended September 30, 2019 compared to previous years. During fiscal 2018, the Reserve Bank of India had advised banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code, 2016 for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on the unsecured portion of the loan, or provision as per extant Reserve Bank of India guidelines on asset classification norms, whichever was higher at March 31, 2018. Banks were required to further increase the provision on the secured portion of the loan to 50.0% at June 30, 2018. During the six months ended September 30, 2018, we made the provision on these accounts as per the April 2018 guidelines of the Reserve bank of India.

Provision for investments decreased from Rs. 5.13 billion in the six months ended September 30, 2018 to Rs. 2.27 billion in the six months ended September 30, 2019 primarily due to a decrease in provision on equity shares and write-back of provision on preference shares, offset, in part, by an increase in provision on debentures.

Provision for standard assets increased from Rs. 1.63 billion in the six months ended September 30, 2018 to Rs. 2.09 billion in the six months ended September 30, 2019. The cumulative general provision held at September 30, 2019 was Rs. 30.92 billion (September 30, 2018: Rs. 28.01 billion).

Other provisions in the six months ended September 30, 2019 primarily includes provision against non-banking assets acquired under debt asset swap transactions of Rs. 6.49 billion. Other provisions in the six months ended September 30, 2018 primarily included provision on non-fund based exposures.

Restructured Loans and Non-performing Assets

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, an asset is classified as non-performing if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India also has separate guidelines for restructured loans. Up to March 31, 2015, a fully secured standard asset could be restructured by re-scheduling of principal repayments and/or the interest element, but had to be separately disclosed as a restructured asset. The diminution in the fair value of the restructured loan, if any, measured in present value terms, was either written off or a provision was made to the extent of the diminution involved. Similar guidelines applied for restructuring of sub-standard loans. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling of principal repayments and/or the interest element are classified as non-performing. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2018	March 31, 2019	September 30, 2019	2019/2018 % change
	(in millions, except percentages)
Gross non-performing assets	Rs. 544,889.6	Rs. 462,916.3	Rs. 456,387.9	(16.24)%
Provisions for non-performing assets	(324,032.8)	(327,142.0)	(347,223.9)	7.16
Net non-performing assets	Rs. 220,856.8	Rs. 135,774.3	Rs. 109,164.0	(50.57)%
Gross customer assets	6,381,445.1	6,910,789.2	7,169,385.1	12.35
Net customer assets	6,052,047.8	6,580,336.5	6,819,175.6	12.68
Gross non-performing assets as a percentage of gross customer assets	8.54%	6.70%	6.37%
Net non-performing assets as a percentage of net customer assets	3.65%	2.06%	1.60%

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. The Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year.

Subsequently, a revised prudential framework for resolution of stressed assets was announced which retained the withdrawal status of schemes for resolution and required higher provisions for specific resolutions. While additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. During fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. Further, challenges emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges.

Gross additions to non-performing assets decreased from Rs. 70.14 billion in the six months ended September 30, 2018 to Rs. 52.04 billion in the six months ended September 30, 2019. In the six months ended September 30, 2019, we recovered / upgraded non-performing assets amounting to Rs. 22.47 billion. Gross non-performing assets amounting to Rs. 36.10 billion were written-off in the six months ended September 30, 2019. Gross non-performing assets decreased from Rs. 544.89 billion at September 30, 2018 to Rs. 456.39 billion at September 30, 2019 (at March 31, 2019: Rs. 462.92 billion). Net non-performing assets decreased from Rs. 220.86 billion at September 30, 2018 to Rs. 109.16 billion at September 30, 2019 (at March 31, 2019: Rs. 135.77 billion). The ratio of net non-performing assets to net customer assets decreased from 3.65% at September 30, 2018 to 1.60% at September 30, 2019 (at March 31, 2019: 2.06%).

Gross non-performing loans in the retail portfolio were 1.96% of gross retail loans at September 30, 2019 compared to 1.73% at September 30, 2018 and net non-performing loans in the retail portfolio were 0.84% of net retail loans at September 30, 2019 compared to 0.74% at September 30, 2018.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from to Rs. 14.43 billion at September 30, 2018 to Rs. 2.88 billion at September 30, 2019. Further, during the six months ended September 30, 2019, restructured standard loans amounting to Rs. 2.39 billion were downgraded to the non-performing category as compared to Rs. 1.65 billion during the six months ended September 30, 2018. The net outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 14.14 billion at September 30, 2018 to Rs. 2.65 billion at September 30, 2019. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 0.90 billion at September 30, 2019.

The provision coverage ratio increased from 58.9% at September 30, 2018 to 76.1% at September 30, 2019.

At September 30, 2019, we implemented the scheme for sustainable structuring of stressed assets in the six borrower accounts with an aggregate balance outstanding of Rs. 7.57 billion, comprising Rs. 4.21 billion of sustainable debt and Rs. 3.36 billion of unsustainable debt.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals (5/25 scheme) without such refinancing being considered as restructuring. The outstanding portfolio of loans for which refinancing under the 5/25 scheme has been implemented was Rs. 50.02 billion at September 30, 2019, out of which Rs. 18.94 billion was classified as performing loans.

In addition to the above, at September 30, 2019, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio rated BB and below were Rs. 160.74 billion, which included Rs. 33.71 billion of non-fund outstanding to borrowers classified as non-performing assets.

Tax Expense

Income tax expense increased from Rs. 3.03 billion in the six months ended September 30, 2018 to Rs. 45.97 billion in the six months ended September 30, 2019. The effective tax rate increased from 27.8% in the six months ended September 30, 2018 to 64.2% in the six months ended September 30, 2019.

On September 20, 2019, the President of India promulgated Taxation Laws (Amendment) Ordinance, 2019 ("Ordinance") which introduced a new section 115BAA in the Income Tax Act, 1961, giving a one-time option to domestic companies to avail a concessional tax rate of 25.168% (including surcharge and cess) without availing certain exemptions and incentive as specified in the Ordinance. Prior to the Ordinance, the applicable tax rate was 34.944%. We have decided to exercise the option of lower tax rate available under section 115BAA of the Income Tax Act, 1961 with effect from fiscal 2020. Accordingly, we have recognized the provision for income tax in the six months ended September 30, 2019 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of Rs. 29.20 billion in the six months ended September 30, 2019.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2018	March 31, 2019	September 30, 2019	September 30, 2019	2019/2018 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 576,117.5	Rs. 802,962.9	Rs. 716,394.2	JPY 1,203,542.3	24.3%
Investments(1)	1,875,003.1	2,077,326.8	2,233,756.2	3,752,710.4	19.1
Advances	5,444,866.2	5,866,465.8	6,133,587.3	10,304,426.7	12.6
Fixed assets (including leased assets)	78,419.5	79,314.3	79,363.7	133,331.0	1.2
Other assets(2)	768,993.4	818,521.7	807,007.9	1,355,773.3	4.9
Total assets	Rs. 8,743,399.7	Rs. 9,644,591.5	Rs. 9,970,109.3	JPY 16,749,783.6	14.0%

_______________________

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 18.50% (at September 30, 2019), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per the Reserve Bank of India guidelines.

Total assets of the Bank increased by 14.0% from Rs. 8,743.40 billion at September 30, 2018 to Rs. 9,970.11 billion at September 30, 2019, primarily due to an increase in advances and investments.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 24.3% from Rs. 576.12 billion at September 30, 2018 to Rs. 716.39 billion at September 30, 2019 primarily due to an increase in balance with the Reserve Bank of India and balances with US Federal Reserve. Balance with the Reserve Bank of India increased by 22.6% from Rs. 263.32 billion at September 30, 2018 to Rs. 322.96 billion at September 30, 2019

Investments

Total investments increased by 19.1% from Rs. 1,875.00 billion at September 30, 2018 to Rs. 2,233.76 billion at September 30, 2019 primarily due to an increase in investment in government securities, bonds and debentures and pass through certificates, offset, in part, by a decrease in investment in commercial papers.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2019 was Rs. 32.76 billion as compared to Rs. 34.36 billion at September 30, 2018.

Advances

Net advances increased by 12.6% from Rs. 5,444.87 billion at September 30, 2018 to Rs. 6,133.59 billion at September 30, 2019 primarily due to an increase in domestic advances. Domestic advances increased by 16.4% from Rs. 4,754.37 billion at September 30, 2018 to Rs. 5,533.24 billion at September 30, 2019 primarily due to an increase in retail advances. Net retail advances increased by 22.2% from Rs. 3,118.13 billion at September 30, 2018 to Rs. 3,809.66 billion at September 30, 2019. Net advances of overseas branches decreased by 13.1% from Rs. 690.50 billion at September 30, 2018 to Rs. 600.35 billion at September 30, 2019.

Fixed and other assets

Fixed assets (net block) increased by 1.2% from Rs. 78.42 billion at September 30, 2018 to Rs. 79.36 billion at September 30, 2019.

Other assets increased by 4.9% from Rs. 768.99 billion at September 30, 2018 to Rs. 807.01 billion at September 30, 2019 primarily due to an increase in taxes paid in advance and Rural Infrastructure and Development Fund and related deposits. Rural Infrastructure and Development Fund and related deposits made in lieu of shortfall in directed lending requirements increased by 4.5% from Rs. 272.00 billion at September 30, 2018 to Rs. 284.21 billion at September 30, 2019.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2018	March 31, 2019	September 30, 2019	September 30, 2019	2019/2018 % change
	(in million, except percentages)
Deposits	Rs. 5,586,688.6	Rs. 6,529,196.7	Rs. 6,962,729.8	JPY 11,697,386.1	24.6%
Borrowings(1)	1,746,857.8	1,653,199.7	1,510,328.3	2,537,351.5	(13.5)
Other liabilities	356,122.9	378,514.6	390,950.8	656,797.3	9.8
Total liabilities	7,689,669.3	8,560,911.0	8,864,008.9	14,891,535.0	15.3
Equity share capital	12,872.4	12,894.6	12,921.5	21,708.1	0.4
Reserves and surplus	1,040,858.0	1,070,785.9	1,093,178.9	1,836,540.6	5.0
Total liabilities (including capital and reserves)	Rs. 8,743,399.7	Rs. 9,644,591.5	Rs. 9,970,109.3	JPY 16,749,783.6	14.0%

___________________________

(1)	Includes borrowings in the nature of capital instruments.

Total liabilities (including capital and reserves) increased by 14.0% from Rs. 8,743.40 billion at September 30, 2018 to Rs. 9,970.11 billion at September 30, 2019 primarily due to a 24.6% increase in deposits, offset, in part, by a 13.5% decrease in borrowings.

Deposits

Deposits increased by 24.6% from Rs. 5,586.69 billion at September 30, 2018 to Rs. 6,962.73 billion at September 30, 2019.

Term deposits increased by 34.9% from Rs. 2,751.21 billion at September 30, 2018 to Rs. 3,712.73 billion at September 30, 2019. Savings account deposits increased by 11.1% from Rs. 2,074.76 billion at September 30, 2018 to Rs. 2,305.69 billion at September 30, 2019 and current account deposits increased by 24.1% from Rs. 760.72 billion at September 30, 2018 to Rs. 944.31 billion at September 30, 2019. The current and savings account deposits increased by 14.6% from Rs. 2,835.48 billion at September 30, 2018 to Rs. 3,250.00 billion at September 30, 2019. Current and saving accounts ratio was 46.7% at September 30, 2019 compared to 50.8% at September 30, 2018.

Deposits of overseas branches increased by 10.0% from Rs. 51.70 billion at September 30, 2018 to Rs. 56.87 billion at September 30, 2019.

Total deposits at September 30, 2019 formed 82.2% of the funding (i.e., deposits and borrowings).

Borrowings

Borrowings decreased by 13.5% from Rs. 1,746.86 billion at September 30, 2018 to Rs. 1,510.33 billion at September 30, 2019 primarily due to a decrease in bond borrowings, call and term money and borrowings under Liquidity adjustment facility with the Reserve Bank of India, offset, in part, by an increase in refinance borrowings and repo borrowings. Borrowings of overseas branches decreased from Rs. 841.04 billion at September 30, 2018 to Rs. 720.66 billion at September 30, 2019.

Other liabilities

Other liabilities increased by 9.8% from Rs. 356.12 billion at September 30, 2018 to Rs. 390.95 billion at September 30, 2019.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,053.73 billion at September 30, 2018 to Rs. 1,106.10 billion at September 30, 2019 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 31.6% from Rs. 802.96 billion at March 31, 2019 to Rs. 716.39 billion at September 30, 2019 due to net cash outflow from investing activities, financing activities, offset in part, by net cash inflow from operating activities. Cash and cash equivalents decreased by 31.6% from Rs. 841.69 billion at March 31, 2018 to Rs. 576.12 billion at September 30, 2018 due to net cash outflow from investing activities, financing activities and operating activities.

During the six months ended September 30, 2019, the net cash inflow from operating activities of Rs. 263.44 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances. During the six months ended September 30, 2018, the net cash outflow from operating activities of Rs. 46.38 billion was on account of an increase in advances, offset, in part, by a decrease in investments other than held-to-maturity investments and cash profits for the period.

During the six months ended September 30, 2019, the net cash outflow from investing activities of Rs. 203.32 billion was primarily on account of purchase (net of sales) of held-to-maturity securities. During the six months ended September 30, 2018, the net cash outflow from investing activities of Rs. 127.41 billion was primarily on account of purchase (net of sales) of held-to-maturity securities, offset, in part, by sale of investments in subsidiaries.

During the six months ended September 30, 2019, the net cash outflow from financing activities was Rs. 147.23 billion primarily due to net repayment of short-term borrowings and long-term borrowings. During the six months ended September 30, 2018, the net cash outflow from financing activities was Rs. 90.46 billion primarily due to net repayment of short-term borrowings, offset, in part, by an increase in long-term borrowings.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

5.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

We had a principal network consisting of 5,228 branches and 15,159 ATMs at September 30, 2019 compared to 4,867 branches and 14,417 ATMs at September 30, 2018. These facilities are located throughout India. In addition to branches, extension counters and ATMs, we have 47 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 40 currency chests. At September 30, 2019, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, Sri Lanka, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At September 30, 2019, we owned 683 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 27, 2019 for fiscal 2019.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2019)

Number of shares authorized to be issued	Number of issued shares	Number of unissued shares
12,500,000,000 equity shares of Rs. 2/- each	6,459,674,956 (1) shares	6,040,325,044 shares

___________________________

(1)	Excludes 266,089 shares forfeited.

(ii)	Issued Shares

(At September 30, 2019)

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	6,459,674,956 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Total	-	6,459,674,956 (1) shares	-	-

___________________________

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2019)

Date	Number of shares on issue		Share capital (in Rs.)		Remarks
	Number of shares increased/ (decreased)	Number of outstanding shares after increase/ (decrease) (1)	Amount of share capital increased/ (decreased)	Amount after share capital increase/ (decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2019		6,446,239,653		12,892,479,306 (JPY 21,659,365,234)	-
During fiscal year 2020 (Up to September 30, 2019)	13,435,303	6,459,674,956	26,870,606 (JPY 45,142,618)	12,919,349,912 (JPY 21,704,507,852)	13,435,303 shares issued on exercise of employee stock options

___________________________

(1)	Excludes forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At September 30, 2019)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai - 400013	1,440.92	22.31%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	539.39	8.35%
HDFC Mutual Fund (Various Mutual Fund Accounts)	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra East, Mumbai - 400051	260.59	4.03%
Dodge and Cox International Stock Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	224.46	3.47%
SBI Mutual Fund (Various Mutual Fund Accounts)	SBI SG Global Securities Services Pl, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai - 400054	210.30	3.26%
ICICI Prudential Mutual Fund (Various Mutual Fund Accounts)	HDFC Bank Ltd, Custody Services, Lodha - I Think Techno Campus, Off Floor 8, Next to Kanjurmarg Stn, Kanjurmarg East, Mumbai - 400042	160.20	2.48%
Nippon India Mutual Fund (Various Mutual Fund Accounts)	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai - 400001	140.40	2.17%

Aditya Birla Sun Life Mutual Fund (Various Mutual Fund Accounts)	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra - East, Mumbai - 400051	122.64	1.90%
Kotak Mutual Fund (Various Accounts)	Standard Chartered Bank, Crescenzo, Securities Services, 3rd Floor, C-38/39 G-Block, Bandra Kurla Complex, Bandra (East), Mumbai - 400051	98.58	1.53%
GIC Private Limited	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001	81.88	1.27%
Unit Trust Of India Mutual Fund	UTI Mutual Fund, UTI AMC Pvt. Ltd., Dept of Funds Accounts, UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai - 400051	81.54	1.26%
Europacific Growth Fund	JP Morgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai-400064	74.65	1.16%
Total	-	3,435.55	53.19%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 11, Number of female directors and executive officers: 3 (percentage of female directors and executive officers: 21%)

(At November 29, 2019)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Non-executive Part-time Chairman	Mr. Girish Chandra Chaturvedi (66)

Mr. Girish Chaturvedi is currently the Chairman and Member, Warehousing Development and Regulatory Authority of India (post retirement from the Indian Administrative Service).

Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited appointed Mr. Chaturvedi as the Director and as Chairman of IL&FS Energy Development Company Limited.

Mr. Chaturvedi has been appointed as Public Interest Director on the Governing Board of National Stock Exchange of India Limited (NSEIL) for a period of three years from November 8, 2019.

He has served in Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

During his tenure, Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.

Mr. Chaturvedi has also served in the State Government of Uttar Pradesh in various capacities.

Mr. Chaturvedi served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

			June 30, 2021(1)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Non-executive Director	Ms. Rama Bijapurkar (62)

Ms. Rama Bijapurkar is an independent management consultant working in the area of business-market strategy; and an acknowledged thought leader on ‘consumer India’ and India’s consumer economy. She is a regular visiting faculty at IIM Ahmedabad and is also co-founder of People Research on India’s Consumer Economy, a think tank and fact tank focused on providing the “people view” of India’s economy and citizen environment. Ms. Bijapurkar is among India’s most experienced independent directors and has served on the boards of several of India’s blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (including Banking Codes and Standards Board of India and the Insurance Information Bureau of India).

She is presently on the Boards of Emami Limited, Mahindra and Mahindra Financial Services Limited, National Payments Corporation Limited, Nestle India Limited, People Research on India’s Consumer Economy and VST Industries Limited.

			January 13, 2027	2,600
Non-executive Director	Mr. Uday M. Chitale (70)

Mr. Uday Chitale is a Chartered Accountant with over 43 years’ standing and is Senior Partner of M. P. Chitale & Co. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. Mr. Chitale is also active in the field of arbitration and conciliation and passionately promotes and works for spreading awareness of alternative dispute resolution to resolve commercial disputes. He is an accredited mediator on the panel of experts of CEDR (UK). Mr. Chitale has served on the boards of prominent companies and notably, he was a board member during ICICI Bank’s formative years during 1997-2005. He was also a director and VP-Asia Pacific of the global association of accounting firms, DFK International.

He is presently also a non-executive director on the Boards of ICICI Lombard General Insurance Company Limited and ICICI Prudential Pension Funds Management Company Limited, subsidiary companies of ICICI Bank. He is also on the Boards of India Infradebt Limited, Axis Mutual Fund Trustee Limited and Indian Council for Dispute Resolution.

			January 16, 2023	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Non-executive Director	Ms. Neelam Dhawan (60)

Ms. Neelam Dhawan has over 35 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later for Hewlett Packard in India.

Ms. Dhawan is an Economics Graduate from St. Stephen’s College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India.

Ms. Dhawan’s last assignment was that of Vice President for Global Industries, Strategic Alliances and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise. She retired on December 31, 2017.

Ms. Dhawan is a member of the Global Supervisory Board of Royal Philips, Netherlands since 2012. She is Head of India Advisory Board, IBM. She is also on the Board of Yatra Online Inc.

			January 11, 2026	Nil
Non-executive Director	Mr. S. Madhavan (63)

Mr. Subramanian Madhavan has around 37 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management and Business Management. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President of Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairman, Taxation Committee, ASSOCHAM.

He is presently acting as Co-Chairman of the GST Task Force, constituted by FICCI. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.

He is currently on the Boards of CBIX Technology Solutions Private Limited, GlaxoSmithKline Consumer Healthcare Limited, HCL Technologies Limited, Multiples Private Equity Fund II LLP, Scrabble Entertainment Limited, Shopkhoj Content Private Limited, Transport Corporation of India Limited and UFO Moviez India Limited.

			April 13, 2027	2,600

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Non-executive Director	Mr. Hari L. Mundra (69)

Mr. Hari Mundra, is a post graduate in Business Administration from IIM, Ahmedabad and has a bachelor's degree in Economics Hons from Mumbai University. He has 48 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever and was the Vice President and Executive Director for Exports at the time he left them in 1995. He then became the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business in the RPG Group and remained there till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman.

In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and remained there till 2007. He has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Financial Advisor to Wockhardt Group for their turnaround.

He is currently on the Boards of Allcargo Logistics Limited and Tata Autocomp Systems Limited and is a Visiting Professor at IIM, Ahmedabad for the last 11 years.

			October 25, 2026	Nil
Non-executive Director	Mr. Radhakrishnan Nair (64)

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around 40 years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks. He has also served as the Managing Director of Corporation Bank Securities Limited. In July 2005, he became an Executive Director at Securities and Exchange Board of India. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment).

He is presently a non-executive director on the Boards of ICICI Securities Primary Dealership Limited and ICICI Prudential Life Insurance Company Limited, subsidiary companies of ICICI Bank. He is also on the Boards of Axis Mutual Fund Trustee Limited, Geojit Credits Private Limited, Geojit Financial Services Limited, Geojit Techloan Private Limited, Inditrade Housing Finance Limited, Inditrade Microfinance Limited, Touchstone Regulatory Advisors Private Limited and JRG Fincorp Limited.

			May 1, 2026	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Non-executive Director	Mr. B. Sriram (61)

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking & Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen's College, Delhi University.

Mr. Sriram was Managing Director & CEO, IDBI Bank Ltd. from June 30, 2018 to September 29, 2018, Managing Director, State Bank of India from July 2014 to June 2018 and Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and has held various key assignments within the Bank and the Group in Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking and International Operations.

He is presently acting as advisor to CDC Group plc, Insolvency and Bankruptcy Board of India, Harita Accessories LLP, Vedanta Limited and Sai University. He is on the Board of TVS Credit Services Limited.

			January 13, 2027	Nil
Government Nominee Director	Mr. Lalit Kumar Chandel (52)

Mr. Lalit Kumar Chandel has been appointed as the Government Nominee Director of the Bank effective December 4, 2018.

Mr. Lalit Kumar belongs to the Indian Economic Service (1995 batch) and presently posted as Economic Adviser, Department of Financial Services, Ministry of Finance, Government of India, New Delhi. Mr. Lalit Kumar is a postgraduate in Economics, MBA and Fellow in Insurance.

Prior to his present assignment, Mr. Lalit Kumar served at various levels in different departments of Government of India, including Banking, Insurance, Capital Markets, External Assistance, Rural Development, Power, Irrigation and Health.

Mr. Lalit Kumar had also served earlier as Director (Government Nominee) on the Boards of National Insurance Company Limited, Oriental Insurance Company Limited, Corporation Bank, Agriculture Insurance Co. of India, and National Insurance Academy.

He is currently on the Board of Oriental Insurance Company Limited.

			N. A. since Government nominee	6

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Managing Director and CEO	Mr. Sandeep Bakhshi (59)

Mr. Sandeep Bakhshi has obtained his bachelors’ degree in mechanical engineering from Punjab Engineering College, Chandigarh and a post graduate degree in management from Xavier Labour Relations Institute, Jamshedpur. He has over 32 years of experience in Finance, Banking and Insurance. He is responsible for handling all the businesses and corporate centre functions at the Bank.

Mr. Sandeep Bakhshi had been the Managing Director & CEO, of ICICI Prudential Life Insurance Company, since August 1, 2010. During his tenure, ICICI Prudential Life Insurance Co. has been a leading private sector life insurance company in the country. Prior to this role, Mr. Bakhshi was the Deputy Managing Director of ICICI Bank. In this role he headed the retail and subsequently the wholesale business at the Bank. Before moving to the Bank, Mr. Bakhshi was the MD & CEO of ICICI Lombard General Insurance. Under his leadership, ICICI Lombard grew to be a leading private sector general insurance company in the country. He has extensive experience of leading both corporate and retail businesses across ICICI Group. He started his career with ICICI Ltd. in 1986. He looked after the corporate clients for the Northern and Eastern regions of ICICI Limited before joining ICICI Lombard General Insurance Company Limited in 2002. His work responsibilities included business development, project appraisals, project monitoring and business re-structuring.

His responsibilities over the years have included strategic planning, business development, project appraisals, project monitoring and business re-structuring across the Group’s banking & insurance companies.

			July 30, 2021(4)	230,005
Executive Director	Ms. Vishakha Mulye (50)

Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016. She heads the domestic and international wholesale banking, markets and commercial banking businesses at the Bank.

She is currently on the Boards of ICICI Bank Canada and ICICI Lombard General Insurance Company Limited as nominee of ICICI Bank.

			January 18, 2021(2)	1,037,487

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Executive Director	Mr. Anup Bagchi (49)

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and is responsible for retail banking, rural & agriculture, small and medium enterprise as well as corporate branding for the Bank.

He is currently on Boards of ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited and Chairman of ICICI Home Finance Company Limited as nominee of ICICI Bank.

			January 31, 2020(3)	Nil
President	Mr. Sandeep Batra (53)	Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined the ICICI Group in 2000 in ICICI Prudential Life Insurance Company Limited and worked with the company as Chief Financial Officer until 2006. From November 2006 to December 2013, he was Group Compliance Officer of the Bank. From January 2014, he was an Executive Director of ICICI Prudential Life Insurance Company Limited. The Bank appointed him as President - Corporate Centre effective July 12, 2018. His responsibilities include government and strategic relations, corporate branding, corporate communications, operations, technology and secretarial. The compliance, risk and internal audit functions have administrative reporting to Mr. Batra.	Regular employment (5)	25,000

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at November 29, 2019
Group Chief Financial Officer	Mr. Rakesh Jha (48)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including planning, strategy, finance and treasury. He was designated as the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. His responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	77,600

___________________________

(1)	Mr. Girish Chandra Chaturvedi has been appointed as non-executive part-time Chairman effective July 17, 2018 upto June 30, 2021. The shareholders at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as an Independent Director for a period of three years effective from July 1, 2018 to June 30, 2021. The shareholders also approved the appointment of Mr. Girish Chandra Chaturvedi as a non-executive part-time Chairman for a period of three years effective July 17, 2018 upto June 30, 2021.

(2)	The shareholders through a postal ballot resolution passed on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 upto January 18, 2021. The Reserve Bank of India approved the appointment of Ms. Vishakha Mulye as an Executive Director for a period of three years effective January 19, 2016 upto January 18, 2019. The Reserve Bank of India has approved the re-appointment of Ms. Vishakha Mulye upto January 18, 2021.

(3)	The Shareholders at the Annual General Meeting held on June 30, 2017 approved the appointment of Mr. Anup Bagchi for a period of five years effective February 1, 2017 upto January 31, 2022. The Reserve Bank of India granted its approval for appointment of Mr. Anup Bagchi for a period of three years effective February 1, 2017 upto January 31, 2020.

(4)	The Reserve Bank of India approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of three years effective from July 31, 2018 to July 30, 2021. The shareholders at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of five years effective from July 31, 2018 upto July 30, 2023. The Board at its Meeting held on October 4, 2018 appointed Mr. Sandeep Bakhshi as Managing Director & CEO, subject to regulatory and other approvals. The Reserve Bank of India approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of three years effective from October 15, 2018. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO for a period of five years effective October 15, 2018.

(5)	The Board of Directors at its meeting held on May 6, 2019 approved the appointment of Mr. Sandeep Batra as an Additional Director and Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later.

The Securities and Exchange Board of India has passed an order on September 12, 2019 inter-alia levying a penalty of Rs. 0.2 million on Mr. Sandeep Batra, in his capacity as the Compliance Officer of the Bank in 2010. The order was in respect of a matter wherein ICICI Bank Limited had made a disclosure after its Board meeting held on May 18, 2010 providing an in-principle approval for the amalgamation of Bank of Rajasthan Ltd. with the Bank. The Bank had entered into an agreement earlier on the same day with certain shareholders of Bank of Rajasthan Ltd. The disclosure made by the Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. The Bank had made disclosure to the stock exchanges with regard to the Securities and Exchange Board of India order on September 13, 2019. Mr. Batra has filed an appeal against the said order of the Securities and Exchange Board of India in Securities Appellate Tribunal. Further, settlement proceedings under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018 have been initiated in this regard by Mr. Batra.

The Bank has received a communication from the Reserve Bank of India not acceding to the request for appointment of Mr. Batra at present and to resubmit the proposal for approval after one year from the conclusion of settlement proceedings.

(6)	Dates mentioned under “Term” in respect of non-executive directors (other than the Chairman) refer to the date when they complete eight years in office, being the maximum tenure permitted under the Banking Regulation Act.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2019 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 28, 2019, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2019 were reviewed by Walker Chandiok & Co LLP, Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥ 1.68, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of November 25, 2019.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-18		30-Sep-19
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	12,520	210,336	15,794	265,339
Non-interest income	6,276	105,437	7,101	119,297
-Fee income	5,749	96,583	6,517	109,486
-Dividend income from subsidiaries	485	8,148	568	9,542
-Other income	42	706	16	269
Less:
Operating expense	8,469	142,279	10,252	172,234
Core operating profit[1]	10,327	173,494	12,643	212,402
-Treasury income[2]	731	12,281	520	8,736
Operating profit	11,058	185,774	13,163	221,138
Less:
Provisions	9,965	167,412	6,003	100,850
Profit before tax	1,093	18,362	7,160	120,288
Less:
Tax	304	5,107	1,677	28,174
One time additional charge on re-measurement of deferred tax assets	-	-	2,920	49,056
Profit after tax	789	13,255	2,563	43,058

___________________________

1.	Excluding treasury income.

2.	Includes profit on sale of shareholding in subsidiaries of Rs. 1,110 crore in the six months ended September 30, 2018.

3.	The Bank has decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act 1961, as introduced by Taxation Laws (Amendment) Ordinance 2019, with effect from fiscal 2020. Accordingly, the Bank has recognised the provision for income tax for the six months ended September 30, 2019 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of Rs. 29.20 billion in standalone financial results in the six months ended September 30, 2019. Excluding the impact of one-time additional charge due to re-measurement of accumulated deferred tax, standalone net profit would have been and Rs. 54.83 billion for the six months ended September 30, 2019.

4.	Prior period figures have been re-grouped/re-arranged where necessary.

Summary Balance Sheet (as per standalone Indian GAAP accounts)

	September 30, 2019		March 31, 2019
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,292	21,706	1,289	21,655
Employee stock option outstanding	4	67	5	84
Reserve and surplus	109,314	1,836,475	107,074	1,798,843
Deposits	696,273	11,697,386	652,920	10,969,056
Borrowings (includes subordinated debt)	151,033	2,537,354	165,320	2,777,376
Other liabilities	39,095	656,796	37,851	635,897
Total capital and liabilities	997,011	16,749,785	964,459	16,202,911

Assets
Cash and balances with Reserve Bank of India	41,495	697,116	37,858	636,014
Balance with banks and money at call and short notice	30,144	506,419	42,438	712,958
Investments	223,376	3,752,717	207,733	3,489,914
Advances	613,359	10,304,431	586,647	9,855,670
Fixed assets	7,936	133,325	7,931	133,241
Other assets	80,701	1,355,777	81,852	1,375,114
Total Assets	997,011	16,749,785	964,459	16,202,911

___________________________

1.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2019		September 30, 2018		March 31, 2019
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Interest earned	41,472.15	696,732.12	33,962.37	570,567.82	71,981.65	1,209,291.72
-Interest/discount on advances/bills	29,568.21	496,745.93	23,854.35	400,753.08	50,884.83	854,865.14
-Income on investments	10,490.18	176,235.02	8,870.57	149,025.58	18,102.29	304,118.47
-Interest on balances with Reserve Bank of India and other inter-bank funds	396.42	6,659.86	465.12	7,814.02	927.10	15,575.28
-Others	1,017.34	17,091.31	772.33	12,975.14	2,067.43	34,732.82
Other income	29,821.52	501,001.54	27,126.57	455,726.38	59,324.85	996,657.48
TOTAL INCOME	71,293.67	1,197,733.66	61,088.94	1,026,294.19	131,306.50	2,205,949.20
Interest expended	22,343.31	375,367.61	18,678.99	313,807.03	39,177.54	658,182.67
Operating expenses	32,820.08	551,377.34	29,219.90	490,894.32	64,258.88	1,079,549.18
-Employee cost	5,540.98	93,088.46	4,494.35	75,505.08	9,425.26	158,344.37
-Other operating expenses	27,279.10	458,288.88	24,725.55	415,389.24	54,833.62	921,204.82
TOTAL EXPENDITURE (excluding provisions and contingencies)	55,163.39	926,744.95	47,898.89	804,701.35	103,436.42	1,737,731.86
OPERATING PROFIT (Profit before provisions and contingencies)	16,130.28	270,988.70	13,190.05	221,592.84	27,870.08	468,217.34
Provisions (other than tax) and contingencies	6,284.42	105,578.26	10,341.88	173,743.58	20,461.82	343,758.58

	Six months ended				Year ended
	September 30, 2019		September 30, 2018		March 31, 2019
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX	9,845.86	165,410.45	2,848.17	47,849.26	7,408.26	124,458.77
Exceptional items
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX	9,845.86	165,410.45	2,848.17	47,849.26	7,408.26	124,458.77
Tax expense	5,347.89	89,844.55	921.97	15,489.10	1,719.10	28,880.88
-Current period tax	2,247.11	37,751.45	976.94	16,412.59	4,808.28	80,779.10
-Deferred tax adjustment	3,100.78	52,093.10	(54.97)	(923.50)	(3,089.18)	(51,898.22)
Less: Share of profit/(loss) of minority shareholders	853.08	14,331.74	716.65	12,039.72	1,434.92	24,106.66
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX	3,644.89	61,234.15	1,209.55	20,320.44	4,254.24	71,471.23
Extraordinary items (net of tax expenses)
NET PROFIT/(LOSS) FOR THE PERIOD	3,644.89	61,234.15	1,209.55	20,320.44	4,254.24	71,471.23
Paid-up equity share capital (face value Rs. 2/- each)	1,292.15	21,708.12	1,287.24	21,625.63	1,289.46	21,662.93
Reserves excluding revaluation reserves	112,910.38	1,896,894.38	106,661.34	1,791,910.51	109,889.27	1,846,139.74
Analytical ratios
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	5.65	94.92	1.88	31.58	6.61	111.05
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	5.55	93.24	1.86	31.25	6.53	109.70

2.	Other Information

(1)	Legal and Regulatory Proceedings

There has been no material change in legal and other systems in India, since the last ASR filed on September 27, 2019 for fiscal 2019, except for the following sections.

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. We are also subject to counterclaims arising in connection with our enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

We held a total provision of Rs. 511 million at September 30, 2019 for 360 cases with claims totaling to approximately Rs. 1.3 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2019, such claims amounted to a total of Rs. 1.1 billion relating to 107 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 244 such cases at September 30, 2019.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2019, there were 85 ongoing litigations (including those where the likelihood of our incurring liability is assessed as ‘probable’, ‘possible’ and ‘remote’), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 811.6 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are 10 litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The

Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	A guarantor for a loan to a borrower, Esslon Synthetics Limited, which has since been wound up had filed a counter-claim for an amount of Rs. 1.0 billion against ICICI Bank following a claim by ICICI Bank against him in his capacity as guarantor. He has claimed that he had been coerced by ICICI Bank to sign facility and security documents. Pleadings have been completed and the matter is listed for final arguments on August 17, 2019. On the basis of the pleadings of the parties, it appears that the chances of the counter claim against ICICI Bank succeeding are remote.

•	UIC Udyog Limited filed a suit jointly against State Bank of India, ICICI Bank limited and Industrial Development Bank of India claiming compensation for loss of business, goodwill, etc. for allegedly refusing to infuse funds in line with the agreement arrived at pursuant to restructuring of the existing facilities. The matter is being contested on merits on the grounds that the borrower failed to comply with the terms and conditions as recorded in the minutes of the Joint Meetings held by the Consortium Lenders between the years 2014 to 2016 and as also recorded in the restructuring documents leading to the accounts of the Borrower being classified as non-performing asset. State Bank of India has also filed a corporate insolvency regulation process application against UIC Udyog Limited before the National Company Law Tribunal, Kolkata which is listed for hearing on September 4, 2019. In case the application is admitted and the corporate insolvency regulation process is initiated, all legal proceedings initiated against UIC Udyog Limited shall be in abeyance till the completion of such corporate insolvency regulation process. Based on the above, the assessment of liability in respect of the claim which amounts to Rs. 5.3 billion has been classified as remote.

•	Pursuant to invocation of the corporate guarantee of Essar Energy Limited in relation to Essar Power Jharkhand Limited and initiation of winding up action by ICICI Bank in UK, Essar Energy Limited filed a suit against ICICI Bank in the Bombay High Court for a claim amount of Rs. 42.3 billion. At the first hearing, pursuant to arguments, Essar Energy Limited agreed that it shall not presently press for any interim reliefs and agreed to give sufficient notice to ICICI Bank before pursuing any interim relief. ICICI Bank has filed its written statement in the matter in line with procedural requirements. Essar Energy Limited has not pressed for any interim relief as on date. The matter has not been listed for any further hearing. The chances of the claim against ICICI Bank being successful are remote.

•	ICICI Bank had extended credit facilities to Shrenuj & Company Limited. However, the borrower along with the guarantors/promoters defaulted on the amounts due. The Bank subsequently filed an original application for recovery of claims amounting to Rs. 1.6 billion plus applicable interest and expenses. The Bank also filed an interim application for appointment of a Court Receiver to take possession of the movables charged to the Bank in the Debt Recovery Tribunal, Mumbai in June 2016. The Tribunal vide its ex-parte order dated June 15, 2016 appointed an employee of ICICI Bank as Court Receiver to take physical possession of the movables available across various premises of the borrower in Mumbai. The Court Receiver and other officers of ICICI Bank duly took possession of the movable assets situated at different places. In the interim, ICICI Bank sold the loan assets of the borrower to an asset reconstruction company, JM Financial Asset Reconstruction Company Limited. Accordingly, the asset reconstruction company was duly substituted in place of ICICI Bank in the original application. In January 2018, the borrower and guarantors/ promoters filed interim applications under the original application against ICICI Bank as proposed defendant. The applications for impleading the Bank in the counter claim applications are pending and hence the Bank is not a party to the Original Applications. Further, ICICI Bank has an arguable case on merits. No concrete facts have been pleaded by the applicants justifying their entitlements to the claims/damages of Rs. 73.6 billion sought under the applications. Hence the liability is categorized as remote.

•	ICICI Bank Limited (DIFC Branch) initiated recovery proceedings before Sharjah Courts against Universal Lubricants Factory (Zinol) LLC and a guarantor, Mr. Ibrahim Ahmed Ali. While the recovery proceedings are ongoing, the borrower and guarantor have filed a counter claim for an amount of AED 451 million against ICICI Bank Limited (DIFC Branch) with various allegations to the effect that ICICI Bank’s actions resulted in the borrower’s business stopping and performance declining. The Bank filed its reply citing the relevant contractual positions and that ICICI Bank cannot be held liable for the loss of profits of the borrower as the amounts committed by ICICI Bank were disbursed to the Borrower and the allegations by the claimant are baseless. Hence, the chances of claim amounting to Rs. 8.7 billion against the Bank succeeding are remote.

•	Punj Lloyd, a borrower has filed a counter-claim in the Debt Recovery Tribunal, New Delhi where ICICI Bank has filed an original application for recovery of its dues contending that ICICI Bank failed and neglected to render timely assistance to the borrower despite them requesting ICICI Bank on several occasions for the issuance of performance bank guarantees, bid bonds and advance bank guarantees. Their allegation in the counter claim is that non- issuance of the bank guarantees and bid bonds has led to the borrower losing several projects. However, the chances of claim amounting to Rs. 6.5 billion against the Bank succeeding are remote.

•	Bhushan Power and Steel Limited had availed an external commercial borrowing facility from ICICI Bank (Bahrain branch) in fiscal 2012 and rupee term loan from ICICI Bank in fiscal 2015. The aforesaid facilities were secured inter alia by personal guarantee of Mr. Sanjay Singhal and Ms. Arti Singhal. On account of default by Bhushan Power Steel Limited and in order to recover its dues, ICICI Bank initiated proceedings against the guarantors Mr. Sanjay Singhal and Ms. Aarti Singhal for recovery. The guarantors filed their reply along with counter claim for an amount of Rs. 629.0 billion along with interest on account of alleged loss of profitability, loss of business opportunities, damages qua loss of reputation and direct commercial loss. ICICI Bank has already filed its rejoinder-cum-reply to the written statement-cum-counter claim filed by the guarantors. On the basis of the pleadings of the parties, it appears that the chances of the counter claim against ICICI Bank Limited succeeding are remote.

•	ICICI Bank had sanctioned rupee term loan to DS Kulkarni Developers Limited and DS Kulkarni & Co. ICICI Home Finance Company Limited, a subsidiary of ICICI Bank, had also sanctioned a rupee term loan of DS Kulkarni Developers Limited. DS Kulkarni Developers Limited had, inter alia, mortgaged a property to secure the aforesaid assistances. ICICI Home Finance Company Limited issued the no objection certificate permitting the sale of the aforementioned property to Sanghvi Combines, subject to payment of Rs. 500 million into the escrow account. ICICI Bank was neither requested to nor did it issue a no objection certificate. Post dated cheques of Rs. 500 million were issued by Sanghvi Combines to ICICI Home Finance Company Limited. The no objection certificate was subsequently revoked and the cheques were encashed by ICICI Home Finance Company Limited. Title deeds of the aforementioned property were not handed over to Sanghvi Combines, since the no objection certificate was revoked and ICICI Bank never permitted the sale. On April 5, 2019, Sanghvi Combines filed a special civil suit inter alia against ICICI Bank for release of title deeds of the property and for damages of Rs. 4.0 billion. The Bank has filed its written statement and reply to injunction application, a decision on which is awaited. As per the opinion issued by the dealing advocate, the liability on ICICI Bank is categorized as ‘Remote’.

•	In February 2019, ICICI Bank Limited, Hong Kong branch served a statutory demand notice on UIL Hong Kong Limited on account of unpaid dues. UIL Hong Kong Limited, after seeking several extensions to settle its dues, made cross claims against ICICI Bank for an amount of USD 41.4 million. Subsequently, UIL Hong Kong Limited filed a writ of summons against ICICI Bank before the Hong Kong courts for the cross claims against ICICI Bank seeking damages for breach of agreement, deceit, negligent misstatement/misrepresentation, unlawful means, conspiracy and repayment/restitution of certain amounts. ICICI Bank is contemplating filing an application to dismiss/challenge the writ of summons, or file its defence, as may be advised by its counsels. The claim has been classified as ‘Remote’.

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of U.S. $ 103.6 million. All the respondents to the petition, including ICICI Bank and its subsidiary, have denied and rebutted the allegations and countered the petition. The preliminary objections raised by the respondents with respect to jurisdiction, maintainability, procedural errors in the petition etc. are yet to be disposed of. In the same matter, ICICI Venture Funds Management Company Limited had received a notice from the Securities and Exchange Board of India which was subsequently settled on a ‘no admission and no denial basis’ in accordance with Securities and Exchange Board of India order dated November 29, 2019.

We or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. We have also experienced international expansion into banking in multiple jurisdictions which exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential enquiries, examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it is our policy to conduct an internal enquiry, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2019 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognised as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)	Revenue recognition

Under U.S. GAAP, by ASC Topic 606 an entity applies a five-step model to determine when to recognise revenue and what amount. Under this model, an entity recognises its revenue when (or as) an entity transfers goods or services to a customer, measured at the amount to which the entity expects to be entitled.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognised in accordance with the realization principle.

In March 30, 2018, Accounting Standard Board of Japan (ASBJ) issued ASBJ Statement No.29 `Accounting Standard for Revenue Recognition” which intended to stipulate accounting and disclosure over revenue. The new standard is generally the same as the US GAAP’s ASC Topic 606 “Revenue from customer contracts”. The new standard will be adopted from the year beginning on or after April 1, 2021 but early adoption is permitted.

(6)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(7)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognised in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedged items and hedging instruments are directly recognised in equity, net of tax effect.

(8)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(9)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognised in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognise the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognised as a loss.

(10)	Measurement for Equity Securities

Under U.S. GAAP, in accordance with ASC Topic 321-10-35 “Equity Securities – Subsequent Measurement”, equity securities are subsequently measured at fair value in the balance sheet, and unrealised holding gains and losses are included in earnings. However, equity securities without readily determinable fair values are measured by electing either a) at fair value and the change is recognised in earnings or b) measured at cost minus impairment plus/minus changes resulting from observable price changes for identical or similar investment of the same issuer, and the adjustment is recognised in earnings.

In Japan, equity securities are measured in accordance with their classification (trading securities, subsidiary and associates’ securities, available-for-sale securities). The trading securities are marked-to-market through earnings. Investments in subsidiaries and associates’ securities are carried in the balance sheet at cost. Available-for-sale securities are marked-to-market with changes are recognised through equity and losses may be recognised through earnings. The securities for which the market prices are not available are carried at cost. Investment in subsidiary and associates’ securities as well as available-for-sale securities are subject to impairment accounting.

(11)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognised gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognised on the balance sheet as assets or liabilities, and unrecognised gains and losses which are not recognised in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognised prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(12)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognised gains and losses which are not recognised in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(13)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognised when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognised in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognised in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitisation to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In accordance with Reserve Bank of India guidelines, in case of non-performing loans, which are past due for more than 60 days, sold to securitisation company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognised as sales and the resulting gains or losses are recognised if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortized over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognised directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Non-performing investments are identified and provided for based on the Reserve Bank of India guidelines. The unrealised gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealised gains and losses on trading securities are recognised in the profit and loss account. For available for sale securities, unrealised gain is principally recorded to the equity section, but it is allowed to record unrealised losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as non-performing assets to the extent of amount outstanding in the host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non-performing assets as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including Reserve Bank of India direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the maximum regulatory requirements. The Bank makes additional provisions as per the Reserve Bank of India guidelines for cases where viable resolution plan is not implemented within the prescribed timelines from the date of default. The Bank makes additional provision of 20% for cases where the resolution plan is not implemented within 180 days from the end of “review period” (30 days from the date of default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more. If the resolution plan is not implemented within 365 days from the commencement of “review period”, the Bank makes further additional provision of 15.0%. These additional provisions are written-back on satisfying the conditions for reversal as per the Reserve Bank of India guidelines.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines.

Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per large exposure framework of Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(9)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealised gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(10)	Deferred tax

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognised only if there is virtual certainty of realisation of such assets.

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognised.

Under Japanese accounting principles, deferred tax is recognised based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognised on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(12)	Revenue recognition

Under Indian GAAP, interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognised upon realization, as per the income recognition and asset classification norms of the Reserve Bank of India.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognised in accordance with the realization principle.

(13)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are carried at lower of net book value and net realisable value. Further, the Bank creates provision on non-banking assets as per specific directions of the Reserve Bank of India.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2019	filed on September 27, 2019

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 26, 2019	By:	/s/ Prashant Mistry
			Name :	Mr. Prashant Mistry
			Title :	Chief Manager